UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Disc Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

254604101

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. AI DMI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,840 shares(1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,345,840 shares(1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,840 shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.95%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Represents (i) 3,141,759 shares of Common Stock and (ii) 204,081 pre-funded warrants to purchase shares of Common Stock at $0.0001 per share (the “Pre-Funded Warrants”).
(2)

Based on 22,375,242 shares of Common Stock consisting of (i) 22,171,161 shares of Common Stock outstanding as of June 15, 2023, as reported in the Issuer’s Prospectus Supplement pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2023, and after giving effect to the Issuer’s offering of Common Stock, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,345,840 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,345,840 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,840 shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.95%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Represents (i) 3,141,759 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
(2)

Based on 22,375,242 shares of Common Stock consisting of (i) 22,171,161 shares of Common Stock outstanding as of June 15, 2023, as reported in the Issuer’s Prospectus Supplement pursuant to Rule 424(b)(5) filed with the SEC on June 15, 2023, and after giving effect to the Issuer’s offering of Common Stock, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,345,840 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,345,840 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,840 shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.95%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Represents (i) 3,141,759 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
(2)

Based on 22,375,242 shares of Common Stock consisting of (i) 22,171,161 shares of Common Stock outstanding as of June 15, 2023, as reported in the Issuer’s Prospectus Supplement pursuant to Rule 424(b)(5) filed with the SEC on June 15, 2023, and after giving effect to the Issuer’s offering of Common Stock, and (ii) shares of Common Stock underlying the Pre-Funded Warrants.

CUSIP No. 254604101

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,345,840 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,345,840 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,840 shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.95%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 3,141,759 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
(2)

Based on 22,375,242 shares of Common Stock consisting of (i) 22,171,161 shares of Common Stock outstanding as of June 15, 2023, as reported in the Issuer’s Prospectus Supplement pursuant to Rule 424(b)(5) filed with the SEC on June 15, 2023, and after giving effect to the Issuer’s offering of Common Stock, and (ii) shares of Common Stock underlying the Pre-Funded Warrants.

CONTINUATION PAGES TO AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is being filed by AI DMI LLC (“AI DMI”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the common stock, par value $0.0001 per share (the “Common Stock”), of Disc Medicine, Inc. (the “Issuer”). The shares of Common Stock of the Issuer are listed on the Nasdaq Global Market under the symbol “IRON.”

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 9, 2023, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 17, 2023 (together, the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 to the Schedule is hereby supplemented by adding the following at the end thereof:

On June 16, 2023, AI DMI purchased 204,081 pre-funded warrants to purchase shares of Common Stock at $0.0001 per share, which are exercisable at any time or times on or after the date of the issuance, subject to an ownership limitation and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to avoid a violation thereof (the “Pre-Funded Warrants”), at a purchase price of $48.9999 per Pre-Funded Warrant pursuant to the prospectus filed with the SEC pursuant to Rule 424(b)(5) in a registered offering. AI DMI funded the purchase of such Pre-Funded Warrants using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 5	Interest in Securities of the Issuer

Item 5 to the Schedule is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

3,141,759 shares of Common Stock and 204,081 Pre-Funded Warrants are owned directly by AI DMI and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH and (iii) AIH indirectly controls all of the outstanding voting interests in AI DMI. Each of the Reporting Persons (other than AI DMI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule is hereby supplemented by adding the following at the end thereof:

Pre-Funded Warrants

AI DMI holds 204,081 Pre-Funded Warrants to purchase shares of Common Stock at $0.0001 per share. The Pre-Funded Warrants do not expire and are exercisable at any time or times on or after the date of the issuance, subject to an ownership limitation and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to avoid a violation thereof. The warrants may be exercised by payment of cash or by way of a cashless exercise, in which AI DMI will receive upon such exercise, the net number of shares of Common Stock determined according to the formula set forth in the Pre-Funded Warrant.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Pre-Funded Warrant, which is filed as Exhibit 99.7 and incorporated herein by reference.

Lock-Up Agreement

On June 9, 2023, AI DMI signed a lock-up agreement (the “Lock-Up Agreement”) under which it agreed, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, SVB Securities LLC, Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp, not to, during the period commencing on June 15, 2023, and ending 90 days thereafter, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock subject to the Lock-Up Agreement.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit 99.8 and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit	Description

99.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2023).

99.8	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement, dated as of June 13, 2023, filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2023).

99.9	Joint Filing Agreement, dated as of June 20, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2023

AI DMI LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

/s/ *
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact